Exhibit 99.1

Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Opus Bank
SEC Registration Statement No.: 333-237188

Pacific Premier Bancorp, Inc. Announces First Quarter 2020 Results (Unaudited) and a Quarterly Cash Dividend of $0.25 Per Share

First Quarter 2020 Summary

•	Net income of $25.7 million, or $0.43 per diluted share

•	Return on average assets of 0.89%, return on average equity of 5.05% and return on average tangible common equity of 9.96%

•	Net interest margin of 4.24% and core net interest margin of 4.08%

•	Non-maturity deposit growth of $169.9 million, or 9% annualized

•	Noninterest bearing deposits represent 43% of total deposits and non-maturity deposits represent 88% of total deposits

•	Nonperforming assets represent 0.18% of total assets

•
Adopted new Current Expected Credit Losses (“CECL”) accounting standard effective January 1, 2020, resulting in a cumulative effect adjustment to the allowance for credit losses (“ACL”) of $64.0 million

•	ACL to total loans held for investment at 1.32% at March 31, 2020 compared to 0.41% at December 31, 2019

•	Loans held for investment include fair value discount of $35.9 million, or 0.41%, as of March 31, 2020

•	Announced acquisition of Opus Bank on February 3, 2020, targeting June 1st effective date

Irvine, Calif., April 28, 2020 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company” or “Pacific Premier”), the holding company of Pacific Premier Bank (the “Bank”), reported net income of $25.7 million, or $0.43 per diluted share for the first quarter of 2020, compared with net income of $41.1 million, or $0.69 per diluted share, for the fourth quarter of 2019 and net income of $38.7 million, or $0.62 per diluted share, for the first quarter of 2019. Financial results for the first quarter of 2020 include a current period provision for credit losses of $25.5 million under the CECL model from forecasting expected future losses related to the coronavirus pandemic (“COVID-19”) economic disruption.

For the three months ended March 31, 2020, the Company’s return on average assets (“ROAA”) was 0.89%, return on average equity (“ROAE”) was 5.05% and return on average tangible common equity (“ROATCE”) was 9.96%, compared to 1.42%, 8.20% and 15.89%, respectively, for the fourth quarter of 2019 and 1.34%, 7.78% and 15.45%, respectively, for the first quarter of 2019. Total assets were $12.0 billion at March 31, 2020 compared with $11.8 billion at December 31, 2019 and $11.6 billion at March 31, 2019. A reconciliation of the non–U.S. GAAP measure of ROATCE to the U.S. GAAP measure of common stockholders' equity is set forth at the end of this press release.

Steven R. Gardner, Chairman, President and Chief Executive Officer of the Company, commented, “I am incredibly proud of the way our organization has responded to the challenges presented by the COVID-19 pandemic. Understanding the urgent nature of this crisis, our team was able to quickly execute on multiple initiatives designed to adjust our operations to protect the health and safety of our employees and clients. Currently, we have 737 employees, 74% of our workforce, who are able to work remotely without impacting our productivity while continuing to provide a superior level of customer service.

“Since the beginning of the crisis, we have been in close contact with our clients, assessing the level of impact on their businesses, and putting a process in place to evaluate each client’s specific situation and provide relief programs where appropriate. We were able to quickly establish our process for participating in the Small Business Administration’s Paycheck Protection Program (“PPP”) that enabled our clients to utilize this valuable resource. Our team was able to process initially 2,090 PPP loans for approximately $809 million in the first round of the program, which has allowed us to further strengthen and deepen our client relationships, while positively impacting thousands of individuals.

“We have continued to steadily move forward on the completion of our acquisition of Opus Bank, which we believe will further strengthen the Pacific Premier franchise and create long-term value for the shareholders of the combined institution. We received regulatory approvals earlier this month and are targeting a June 1, 2020 effective closing date, subject to the receipt of Opus Bank and Pacific Premier shareholder approval and the satisfaction of other customary closing conditions.

“Our disciplined risk management framework and long standing credit culture has prepared us well to navigate the current crisis. We are well positioned from capital, liquidity and earnings standpoints to support our clients and communities throughout the duration of this crisis. This overall strength supports our Board's decision to declare a $0.25 per share dividend and to continue to deliver value for our shareholders,” said Mr. Gardner.

Mr. Gardner concluded, “Although we are pleased with our first quarter results and our institution’s response to the COVID-19 pandemic, as we look forward the level of uncertainty is significant. The path to reopening our economy, and the speed with which reopening will lead to increased hiring and economic activity and the resultant risks are uncertain. In this environment, we believe that it is prudent to prepare for and operate the institution with the expectation that we are entering a potentially deep recession, the duration of which is unknowable and the level and magnitude of the economic recovery is equally uncertain. We all hope for a quick and strong recovery, but as effective risk managers, the level of uncertainty will inform our decision making in the short-term. We believe this approach will position us to further enhance franchise value over the medium and long-term and will position us well to capitalize on opportunities as they arise.”

FINANCIAL HIGHLIGHTS

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Financial Highlights	(Dollars in thousands, except per share data)
Net income	$25,740	$41,098	$38,718
Diluted earnings per share	0.43	0.69	0.62
Return on average assets	0.89%	1.42%	1.34%
Return on average equity	5.05	8.20	7.78
Return on average tangible common equity (1)	9.96	15.89	15.45
Net interest margin	4.24	4.33	4.37
Core net interest margin (1)	4.08	4.10	4.21
Cost of deposits	0.48	0.58	0.63
Efficiency ratio (2)	52.6	51.9	49.3
Total assets	$11,976,209	$11,776,012	$11,580,495
Total deposits	9,093,072	8,898,509	8,715,175
Non-maturity deposits as a percent of total deposits	88%	88%	82%
Book value per share	$33.40	$33.82	$31.97
Tangible book value per share (1)	18.60	18.84	17.56
Total risk-based capital ratio	14.23%	13.81%	12.58%
______________________________
(1) A reconciliation of the non-U.S. GAAP measures of average tangible common equity, core net interest margin and tangible book value per share to the U.S. GAAP measures of common stockholders' equity and book value are set forth at the end of this press release.
(2) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and merger-related expense to the sum of net interest income before provision for credit losses and total noninterest income, less gains/(loss) on sale of securities, gain/(loss) from other real estate owned and gain/(loss) from debt extinguishment.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income and Net Interest Margin

Net interest income totaled $109.2 million in the first quarter of 2020, a decrease of $3.7 million, or 3.3%, from the fourth quarter of 2019. The decrease in net interest income reflected lower average loan balances and yields, lower accretion income and one less day of interest, partially offset by lower cost of funds driven by higher average balances of noninterest bearing deposits, lower rates paid on deposits and lower average balances of retail and brokered certificates of deposit.

The net interest margin for the first quarter of 2020 was 4.24%, compared with 4.33% in the prior quarter. The decrease was primarily driven by lower accretion income of $4.1 million compared to $5.8 million in the prior quarter. Our core net interest margin, which excludes the impact of accretion, decreased two basis points to 4.08%, compared to 4.10% in the prior quarter, primarily attributable to lower loan yields, partially offset by lower cost of funds.

Net interest income for the first quarter of 2020 decreased $2.2 million, or 2.0%, compared to the first quarter of 2019. The decrease was primarily attributable to lower loan yields and a $221.9 million decrease in average loan balances, partially offset by lower cost of funds.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended
	March 31, 2020			December 31, 2019			March 31, 2019
	Average Balance	Interest Income/Expense	Average Yield/ Cost	Average Balance	Interest Income/Expense	Average Yield/ Cost	Average Balance	Interest Income/Expense	Average Yield/ Cost
Assets	(Dollars in thousands)
Cash and cash equivalents	$215,746	$216	0.40%	$201,161	$283	0.56%	$173,613	$378	0.88%
Investment securities	1,502,572	10,308	2.74	1,445,158	10,210	2.83	1,298,476	9,389	2.89
Loans receivable, net (1) (2)	8,645,252	113,265	5.27	8,700,690	119,353	5.44	8,867,159	121,476	5.56
Total interest-earning assets	$10,363,570	$123,789	4.80	$10,347,009	$129,846	4.98	$10,339,248	$131,243	5.15

Liabilities
Interest-bearing deposits	$4,956,839	$10,487	0.85	$5,216,658	$13,144	1.00	$5,073,723	$13,284	1.06
Borrowings	552,741	4,127	3.00	368,583	3,783	4.07	880,671	6,553	3.02
Total interest-bearing liabilities	$5,509,580	$14,614	1.07	$5,585,241	$16,927	1.20	$5,954,394	$19,837	1.35
Noninterest-bearing deposits	$3,898,399			$3,814,809			$3,480,791
Net interest income		$109,175			$112,919			$111,406
Net interest margin (3)			4.24			4.33			4.37
Cost of deposits			0.48			0.58			0.63
Cost of funds (4)			0.62			0.71			0.85
Ratio of interest-earning assets to interest-bearing liabilities			188.10			185.26			173.64
______________________________
(1) Average balance includes loans held for sale and nonperforming loans and is net of deferred loan origination fees/costs and discounts/premiums.
(2) Interest income includes net discount accretion of $4.1 million, $5.8 million and $3.8 million, respectively.
(3) Represents annualized net interest income divided by average interest-earning assets.
(4) Represents annualized total interest expense divided by the sum of average total interest-bearing liabilities and noninterest-bearing deposits.

Provision for Credit Losses

Provision for credit losses for the first quarter of 2020 was $25.5 million, an increase of $23.2 million from the fourth quarter of 2019 and an increase of $23.9 million from the first quarter of 2019. The increase included $25.4 million provision for loan losses and $72,000 provision for unfunded commitments, both of which were based on expected credit losses rather than incurred losses and reflect unfavorable changes in economic forecasts employed in the model related to the COVID-19 pandemic. The provision for unfunded commitments in the first quarter of 2020 was $72,000, compared with a reduction of $666,000 in the fourth quarter of 2019 and $486,000 in the first quarter of 2019.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Provision for Credit Losses	(Dollars in thousands)
Provision for loan losses	$25,382	$3,016	$2,012
Provision for unfunded commitments	72	(666)	(486)
Provision for sold loans	—	(53)	—
Total provision for credit losses	$25,454	$2,297	$1,526

Noninterest Income

Noninterest income for the first quarter of 2020 was $14.5 million, an increase of $4.7 million, or 47.7%, from the fourth quarter of 2019. The increase was primarily due to a $4.1 million increase in net gain from sales of investment securities, $472,000 increase in earnings on bank owned life insurance (“BOLI”) primarily due to a death benefit, and a $1.0 million increase in other income primarily due to a $355,000 increase in Community Reinvestment Act (“CRA”) related equity investments income and a $398,000 decrease in cost on debt extinguishment, partially offset by a $927,000 decrease in net gain from the sales of loans.

During the first quarter of 2020, the Bank sold $15.9 million of Small Business Administration (“SBA”) and U.S. Department of Agriculture (“USDA”) loans for a net gain of $1.2 million, compared with the sales of $23.7 million of SBA loans for a net gain of $2.1 million during the prior quarter. The current quarter also included the sales of $23.0 million of other loans for a net loss of $404,000 compared with sales of $8.4 million of other loans for a net loss of $418,000 during the prior quarter.

Noninterest income for the first quarter of 2020 increased $6.8 million, or 88.5%, compared to the first quarter of 2019. The increase was primarily related to a $7.3 million increase in net gain from sales of investment securities, a $426,000 increase in earnings on BOLI primarily due to a death benefit, a $385,000 increase in service charges on deposit accounts, as well as a $294,000 increase in other income, partially offset by a $958,000 decrease in net gain from the sales of loans and a $723,000 decrease in debit card interchange fee income, primarily the result of the Bank becoming a non-exempt institution, effective July 1, 2019, under the Durbin Amendment that regulates debit card interchange fee income, due to the Bank exceeding $10 billion in total assets.

The decrease in net gain from sales of loans for the first quarter of 2020 compared to the same period last year was primarily due to the realization of a $404,000 loss on the sales of other loans in the first quarter of 2020 compared with a loss of $11,000 in the first quarter of 2019, and lower net gain from sales of SBA/USDA loans in the first quarter of 2020 compared to the first quarter of 2019. The Bank sold $25.5 million of SBA loans for a net gain of $1.7 million during the first quarter of 2019.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Noninterest Income	(Dollars in thousands)
Loan servicing fees	$480	$487	$398
Service charges on deposit accounts	1,715	1,558	1,330
Other service fee income	311	359	356
Debit card interchange fee income	348	367	1,071
Earnings on BOLI	1,336	864	910
Net gain from sales of loans	771	1,698	1,729
Net gain from sales of investment securities	7,760	3,671	427
Other income	1,754	797	1,460
Total noninterest income	$14,475	$9,801	$7,681

 Noninterest Expense

Noninterest expense totaled $66.6 million for the first quarter of 2020, an increase of $415,000, or 0.6%, compared to the fourth quarter of 2019. The increase was driven by merger-related expense of $1.7 million for the first quarter of 2020 relating to the pending Opus Bank acquisition. Excluding merger-related expense, noninterest expense totaled $64.9 million, a decrease of $1.3 million, or 2.0%, compared to the fourth quarter of 2019. The decrease was driven primarily by a $2.0 million decrease in compensation as a result of lower incentive expense, partially offset by higher payroll taxes. Other contributing decreases included a $301,000 decrease in marketing expense, a $282,000 decrease in CDI amortization and a $242,000 decrease in loan expense. The decreases were partially offset by a $1.1 million increase in FDIC insurance premiums due to small institution assessment credits in the prior quarter and a $451,000 increase in deposit expense attributable largely to higher deposit balances.

Noninterest expense increased by $3.1 million, or 4.8%, compared to the first quarter of 2019. The increase was primarily due to increased merger-related expense related to the pending Opus Bank acquisition, a $1.4 million increase in deposit expense from higher deposit balances, and our continued investment to support our organic growth.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Noninterest Expense	(Dollars in thousands)
Compensation and benefits	$34,376	$36,409	$33,388
Premises and occupancy	8,168	8,113	7,535
Data processing	3,253	3,241	2,930
Other real estate owned operations, net	14	31	3
FDIC insurance premiums	367	(766)	800
Legal, audit and professional expense	3,126	3,268	2,998
Marketing expense	1,412	1,713	1,497
Office, telecommunications and postage expense	1,103	1,105	1,210
Loan expense	822	1,064	873
Deposit expense	4,988	4,537	3,583
Merger-related expense	1,724	—	655
CDI amortization	3,965	4,247	4,436
Other expense	3,313	3,254	3,669
Total noninterest expense	$66,631	$66,216	$63,577

Income Tax

For the first quarter of 2020, our effective tax rate was 18.5%, compared with 24.2% for the fourth quarter of 2019 and 28.3% for the first quarter of 2019. The decrease in the effective tax rate from the prior quarters was due to tax benefits of $2.6 million associated with net operating loss carryback related to our acquisition of Grandpoint Capital, Inc. in 2018 as a result of Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that was signed into law on March 27, 2020 in response to the outbreak of COVID-19.

BALANCE SHEET HIGHLIGHTS

Effective January 1, 2020, the Company adopted the new CECL accounting standard, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, as well as off-balance sheet credit exposures. The Company adopted CECL using the modified retrospective transition approach and recorded a net decrease of $45.6 million to the beginning balance of retained earnings as of January 1, 2020 for the cumulative effect adjustment, reflecting an initial adjustment to the allowance for credit losses of $64.0 million, including the reserve for unfunded commitments, net of related deferred tax assets arising from temporary differences of $18.3 million, commonly referred to as the “Day 1” adjustment. The Day 1 adjustment to the allowance for credit losses is reflective of expected lifetime credit losses associated with the composition of financial assets within in the scope of the CECL accounting standard as of January 1, 2020, which is substantially comprised of loans held for investment and off-balance sheet credit exposures at January 1, 2020, as well as management’s current expectation of future economic conditions. Management did not have any qualitative adjustments as of January 1, 2020.

The Company has developed an expected credit loss estimation model. Depending on the nature of each identified pool of financial assets with similar risk characteristics, the Company employs the use of a probability of default (“PD”) and loss given default (“LGD”) discounted cash flow methodology for commercial real estate and commercial loans, and a historical loss-rate methodology for retail loans, in order to estimate expected future credit losses. Additionally, the Company’s model incorporates reasonable and supportable economic forecasts into the estimate of expected credit losses. The Day 1 adjustment was comprised of $55.7 million for loans held for investment and $8.3 million for off-balance sheet commitments for a total of $64.0 million.

The Company’s assessment of held-to-maturity and available-for-sale investment securities as of January 1, 2020 indicated an ACL was not required. The Company determined the likelihood of default on held-to-maturity investment securities was remote, and the amount of expected non-repayment on those investments was zero. The Company also analyzed available-for-sale investment securities that were in an unrealized loss position as of January 1, 2020 and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions.

The following table presents the impact of the adoption of the CECL model on the Company’s consolidated financial statements as of January 1, 2020, the date the Company adopted the standard:

	January 1, 2020
	Pre-CECL Adoption	Impact of CECL Adoption	As Reported Under CECL
	(Dollars in thousands)
Assets:
Allowance for credit losses on debt securities:
Held-to-maturity	$—	$—	$—
Available-for-sale	—	—	—
Allowance for credit losses on loans:
Investor loans secured by real estate	9,027	16,072	25,099
Business loans secured by real estate	5,492	27,572	33,064
Commercial loans	20,118	9,519	29,637
Retail loans	1,061	2,523	3,584
Deferred tax (liabilities) assets	(1,371)	18,345	16,974
Liabilities:
Allowance for credit losses on off-balance sheet credit exposures	$3,279	$8,285	$11,564
Stockholders' equity:
Retained earnings	$396,051	$(45,625)	$350,426

Loans

Loans held for investment totaled $8.75 billion at March 31, 2020, an increase of $32.6 million, or 0.4%, from December 31, 2019, and a decrease of $111.0 million, or 1.3%, from March 31, 2019. The increase from the end of the prior quarter was primarily driven by lower loan prepayments and payoffs, and higher line utilization in the first quarter of 2020 when compared to the prior quarter, partially offset by lower new loan commitments and fundings, and higher loan sales. Business line utilization rates increased from 44.3% at the end of the fourth quarter of 2019 to 50.6% at the end of the first quarter of 2020. Loan sales during the first quarter of 2020 included $15.9 million of SBA/USDA loans and $23.0 million of other loans, compared with $23.7 million of SBA/USDA loans and $8.4 million of other loans sold in the fourth quarter of 2019. The decrease compared to the first quarter of 2019 was impacted by lower loan commitments and fundings, higher loan prepayments and payoffs and higher loan sales.

During the first quarter of 2020, the Bank generated $443.7 million of new loan commitments and $353.9 million of new loan fundings, compared with $556.3 million in new loan commitments and $419.9 million in new loan fundings for the fourth quarter of 2019, and $549.7 million in new loan commitments and $391.8 million in new loan fundings for the first quarter of 2019.

At March 31, 2020, the ratio of loans held for investment to total deposits was 96.3%, compared with 98.0% and 101.7% at December 31, 2019 and March 31, 2019, respectively.

The following table presents the composition of the loan portfolio as of the dates indicated:

	March 31,	December 31,	March 31,
	2020	2019	2019
	(Dollars in thousands)
Investor loans secured by real estate
Commercial real estate (“CRE”) non-owner-occupied	$2,040,198	$2,070,141	$2,121,999
Multifamily	1,625,682	1,575,726	1,511,329
Construction and land	377,525	438,786	582,428
SBA secured by real estate (1)	61,665	68,431	70,416
Total investor loans secured by real estate	4,105,070	4,153,084	4,286,172
Business loans secured by real estate (2)
CRE owner-occupied	1,887,632	1,846,554	1,813,914
Franchise real estate secured	371,428	353,240	317,477
SBA secured by real estate (3)	83,640	88,381	97,508
Total business loans secured by real estate	2,342,700	2,288,175	2,228,899
Commercial loans (4)
Commercial and industrial	1,458,969	1,393,270	1,470,410
Franchise non-real estate secured	547,793	564,357	496,220
SBA non-real estate secured	16,265	17,426	18,987
Total commercial loans	2,023,027	1,975,053	1,985,617
Retail loans
Single family residential (5)	237,180	255,024	279,761
Consumer	46,892	50,975	85,406
Total retail loans	284,072	305,999	365,167
Gross loans held for investment (6)	8,754,869	8,722,311	8,865,855
Allowance for credit losses for loans held for investment (7)	(115,422)	(35,698)	(37,856)
Loans held for investment, net	$8,639,447	$8,686,613	$8,827,999

Loans held for sale, at lower of cost or fair value	$111	$1,672	$11,671
______________________________
(1) SBA loans that are collateralized by hotel/motel real property.
(2) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(3) SBA loans that are collateralized by real property other than hotel/motel real property.
(4) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(5) Single family residential includes home equity lines of credit, as well as second trust deeds.
(6) Includes unaccreted fair value net purchase discounts of $35.9 million, $40.7 million and $57.2 million as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.
(7) The allowance for credit losses as of December 31, 2019 was accounted for under ASC 450 and ASC 310, which is reflective of probable incurred losses as of the balance sheet date. The allowance for credit losses at March 31, 2020 is accounted for under ASC 326, which is reflective of estimated expected lifetime credit losses.

The total end-of-period weighted average interest rate on loans, excluding fees and discounts, at March 31, 2020 was 4.76%, compared to 4.91% at December 31, 2019 and 5.13% at March 31, 2019. The quarter-over-quarter and year-over-year decreases reflect the impact of lower rates on new originations as well as the repricing of loans as a result of the Federal Reserve Bank's interest rate decreases.

The following table presents the composition of new organic loan commitments originated during the quarters indicated:

	March 31,	December 31,	March 31,
	2020	2019	2019
	(Dollars in thousands)
Investor loans secured by real estate
CRE non-owner-occupied	$111,980	$94,791	$117,417
Multifamily	39,831	69,653	30,009
Construction and land	26,525	53,166	79,234
SBA secured by real estate (1)	2,131	1,635	27,038
Total investor loans secured by real estate	180,467	219,245	253,698
Business loans secured by real estate (2)
CRE owner-occupied	115,774	117,022	55,179
Franchise real estate secured	21,577	12,257	15,394
SBA secured by real estate (3)	7,119	5,935	11,645
Total business loans secured by real estate	144,470	135,214	82,218
Commercial loans (4)
Commercial and industrial	97,381	145,092	124,957
Franchise non-real estate secured	12,414	44,185	70,962
SBA non-real estate secured	1,263	2,629	1,792
Total commercial loans	111,058	191,906	197,711
Retail loans
Single family residential (5)	6,052	8,457	14,690
Consumer	1,635	1,439	1,345
Total retail loans	7,687	9,896	16,035
Total loan commitments	$443,682	$556,261	$549,662
______________________________
(1) SBA loans that are collateralized by hotel/motel real property.
(2) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(3) SBA loans that are collateralized by real property other than hotel/motel real property.
(4) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(5) Single family residential includes home equity lines of credit, as well as second trust deeds.

The weighted average interest rate on new loan production was 4.59% in the first quarter of 2020 compared with 4.77% in the fourth quarter of 2019 and 5.67% in the first quarter of 2019.

Asset Quality and Allowance for Credit Losses

At March 31, 2020, our allowance for credit losses on loans was $115.4 million, an increase of $79.7 million, or 223.3%, from December 31, 2019 and an increase of $77.6 million, or 204.9%, from March 31, 2019, reflecting the cumulative-effect Day 1 adjustment of $55.7 million for funded loans and $8.3 million for off-balance sheet commitments that were recorded against the opening balance of retained earnings and deferred tax assets to adopt the CECL accounting standard, as well as credit loss expense recorded under the CECL model for the first quarter of 2020. The provision for credit losses on loans for the first quarter of 2020 was $25.4 million, compared to $3.0 million and $2.0 million, for the fourth quarter of 2019 and the first quarter of 2019, respectively. The increase was a result of the expected credit losses model as compared to the former incurred loss model and reflected unfavorable changes in economic forecasts employed in the model related to the COVID-19 pandemic.

During the first quarter of 2020, the Company incurred $1.3 million of net charge-offs, compared to $2.3 million and $228,000 during the fourth quarter of 2019 and the first quarter of 2019, respectively.

The following table provides the allocation of the ACL for loans held for investment as well as the activity in the ACL attributed to various segments in the loan portfolio as of and for the period indicated:

	For the Three Months Ended March 31, 2020
	Beginning ACL Balance	Adoption of ASC 326	Charge-offs	Recoveries	Provision for Loan Losses	Ending ACL Balance
	(Dollars in thousands)
Investor loans secured by real estate
CRE non-owner-occupied	$1,899	$8,423	$(387)	$—	$5,961	$15,896
Multifamily	729	9,174	—	—	4,819	14,722
Construction and land	4,484	(124)	—	—	4,862	9,222
SBA secured by real estate (1)	1,915	(1,401)	—	—	421	935
Business loans secured by real estate (2)
CRE owner-occupied	2,781	20,166	—	12	3,834	26,793
Franchise real estate secured	592	5,199	—	—	1,712	7,503
SBA secured by real estate (3)	2,119	2,207	(315)	71	(38)	4,044
Commercial loans (4)
Commercial and industrial	13,857	87	(490)	5	2,283	15,742
Franchise non-real estate secured	5,816	9,214	—	—	1,586	16,616
SBA non-real estate secured	445	218	(236)	4	85	516
Retail loans
Single family residential (5)	655	541	—	—	(59)	1,137
Consumer loans	406	1,982	(8)	—	(84)	2,296
Totals	$35,698	$55,686	$(1,436)	$92	$25,382	$115,422
______________________________
(1) SBA loans that are collateralized by hotel/motel real property.
(2) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(3) SBA loans that are collateralized by real property other than hotel/motel real property.
(4) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(5) Single family residential includes home equity lines of credit, as well as second trust deeds.

The ratio of allowance for credit losses to loans held for investment at March 31, 2020 amounted to 1.32%, compared to 0.41% and 0.43%, at December 31, 2019 and March 31, 2019, respectively. Under the guidance of ASC 820: Fair Value Measurements and Disclosures, the fair value net discount on loans acquired through total bank acquisitions was $35.9 million, or 0.41% of total loans held for investment as of March 31, 2020, compared to $40.7 million, or 0.47% of total loans held for investment as of December 31, 2019, and $57.2 million, or 0.65% of total loans held for investment as of March 31, 2019.

Nonperforming assets totaled $21.1 million, or 0.18% of total assets, at March 31, 2020, an increase of $12.1 million from December 31, 2019 and an increase of $8.0 million from March 31, 2019. During the first quarter of 2020, nonperforming loans increased $12.1 million to $20.6 million and other real estate owned remained unchanged at $441,000. Total loan delinquencies were $28.9 million, or 0.33% of loans held for investment, at March 31, 2020, compared to $19.1 million, or 0.22% of loans held for investment, at December 31, 2019, and $15.7 million, or 0.18% of loans held for investment, at March 31, 2019. Nonperforming assets, nonperforming loans and delinquencies of 90 days or more were all negatively impacted in the first quarter by one, $9.1 million franchise credit relationship.

Interest is not typically accrued on loans 90 days or more past due or when, in the opinion of management, there is reasonable doubt as to the timely collection of principal or interest. There were no loans 90 days or more past due and still accruing interest at March 31, 2020. Troubled debt restructured loans totaled $2.3 million at March 31, 2020, $3.0 million at December 31, 2019 and none at March 31, 2019.

	March 31,	December 31,	March 31,
	2020	2019	2019
Asset Quality	(Dollars in thousands)
Nonperforming loans	$20,610	$8,527	$12,843
Other real estate owned	441	441	180
Other assets owned	—	—	13
Nonperforming assets	$21,051	$8,968	$13,036

Allowance for credit losses	$115,422	$35,698	$37,856
Allowance for credit losses as a percent of total nonperforming loans	560%	419%	295%
Nonperforming loans as a percent of loans held for investment	0.24	0.10	0.14
Nonperforming assets as a percent of total assets	0.18	0.08	0.11
Net loan charge-offs/(recoveries) for the quarter ended	$1,344	$2,318	$228
Net loan charge-offs for quarter to average total loans (1)	0.02%	0.03%	—%
Allowance for credit losses to loans held for investment (2)	1.32	0.41	0.43
Delinquent Loans
30 - 59 days	$8,285	$2,104	$2,275
60 - 89 days	1,502	10,559	1,981
90+ days	19,084	6,439	11,471
Total delinquency	$28,871	$19,102	$15,727
Delinquency as a percentage of loans held for investment	0.33%	0.22%	0.18%
______________________________
(1) The ratio is less than 0.01% as of March 31, 2019.
(2) At March 31, 2020, 34% of loans held for investment include an aggregate fair value net discount of $35.9 million, or 0.41% of loans held for investment. At December 31, 2019, 37% of loans held for investment include an aggregate fair value net discount of $40.7 million, or 0.47% of loans held for investment. At March 31, 2019, 47% of loans held for investment include an aggregate fair value net discount of $57.2 million, or 0.65% of loans held for investment.

Investment Securities

Investments securities totaled $1.37 billion at March 31, 2020, a decrease of $33.9 million, or 2.4%, from December 31, 2019, and an increase of $157.0 million, or 12.9%, from March 31, 2019. The decrease in the first quarter of 2020 compared to the prior quarter was primarily the result of $147.5 million in sales and $23.2 million in principal payments, amortization and redemptions, offset by a $104.7 million in purchases and a $33.7 million increase in mark-to-market fair value adjustment. The Company’s assessment of held-to-maturity and available-for-sale investment securities indicated that no ACL was required as of January 1, 2020 and March 31, 2020. The increase compared to the same period last year was primarily the result of $741.7 million in purchases and a $56.7 million increase in mark-to-market fair value adjustment, partially offset by $521.3 million in sales and $118.6 million in principal payments, amortization and redemptions.

Deposits

At March 31, 2020, deposits totaled $9.09 billion, an increase of $194.6 million, or 2.19%, from December 31, 2019 and an increase of $377.9 million, or 4.3%, from March 31, 2019. At March 31, 2020, non-maturity deposits totaled $8.02 billion, or 88% of total deposits, an increase of $169.9 million, or 2.2%, from December 31, 2019 and an increase of $897.5 million, or 12.6%, from March 31, 2019. During the first quarter of 2020, deposit increases included $100.5 million in brokered certificates of deposit, $92.3 million in money market/savings deposits and $85.6 million in noninterest-bearing deposits, partially offset by decreases of $75.8 million in retail certificates of deposits and $8.1 million in interest checking as compared to the fourth quarter of 2019.

The weighted average cost of deposits for the three-month period ending March 31, 2020 was 0.48%, compared to 0.58% for the three-month period ending December 31, 2019, and 0.63% for the three-month period ending March 31, 2019. The decrease in the weighted average cost of deposits in the first quarter of 2020 compared to the prior quarter was primarily driven by lower volume in brokered certificates of deposits and retail certificates of deposits as well as higher average noninterest-bearing deposit balances and lower pricing across all deposit product categories.

The end of period weighted average rate of deposits at March 31, 2020 was 0.40%.

	March 31,	December 31,	March 31,
	2020	2019	2019
Deposit Accounts	(Dollars in thousands)
Noninterest-bearing checking	$3,943,260	$3,857,660	$3,423,893
Interest-bearing:
Checking	577,966	586,019	560,274
Money market/savings	3,499,305	3,406,988	3,138,875
Retail certificates of deposit	897,680	973,465	1,007,559
Wholesale/brokered certificates of deposit	174,861	74,377	584,574
Total interest-bearing	5,149,812	5,040,849	5,291,282
Total deposits	$9,093,072	$8,898,509	$8,715,175

Cost of deposits	0.48%	0.58%	0.63%
Noninterest-bearing deposits as a percentage of total deposits	43.4	43.4	39.3
Non-maturity deposits as a percent of total deposits	88.2	88.2	81.7
Core deposits as a percent of total deposits (1)	93.0	93.7	87.9
______________________________
(1) Core deposits are all transaction accounts and non-brokered certificates of deposit less than $250,000.

Borrowings

At March 31, 2020, total borrowings amounted to $736.3 million, an increase of $4.1 million, or 0.6%, from December 31, 2019 and a decrease of $16.3 million, or 2.3%, from March 31, 2019. Total borrowings at March 31, 2020 included $521.0 million of Federal Home Loan Bank of San Francisco (“FHLB”) advances and $215.3 million of subordinated debt. At March 31, 2020, total borrowings represented 6.1% of total assets, compared to 6.2% and 6.2%, as of December 31, 2019 and March 31, 2019, respectively. The increase in borrowings at March 31, 2020 as compared to December 31, 2019 was due to higher FHLB advances and the decrease as compared to March 31, 2019 was primarily due to lower FHLB advances and the redemption of junior subordinated debt securities, partially offset by the issuance of subordinated notes in May 2019.

Capital Ratios

At March 31, 2020, our ratio of tangible common equity to total assets was 10.06%, compared with 10.30% at December 31, 2019 and 10.32% at March 31, 2019, with a tangible book value per share of $18.60, compared with $18.84 at December 31, 2019 and $17.56 at March 31, 2019.

In February 2019, the U.S. federal bank regulatory agencies approved a final rule modifying their regulatory capital rules and providing an option to phase-in over a three-year period the Day 1 adverse regulatory capital effects of the CECL accounting standard. Additionally, in March 2020, the U.S. federal bank regulatory agencies issued an interim final rule that provides banking organizations an option to delay the estimated CECL impact on regulatory capital for an additional two years for a total transition period of up to five years to provide regulatory relief to banking organizations to better focus on supporting lending to creditworthy households and businesses in light of recent strains on the U.S. economy as a result of the COVID-19 pandemic. The capital relief in the interim is calibrated to approximate the difference in allowances under CECL relative to the incurred loss methodology for the first two years of the transition period using a 25% scaling factor. The cumulative difference at the end of the second year of the transition period is then phased in to regulatory capital at 25% per year over a three-year transition period. As a result, entities will gradually phase in the full effect of CECL on regulatory capital over a five-year transition period. The Company implemented the CECL model starting January 1, 2020 and elected to phase in the full effect of CECL on regulatory capital over the five-year transition period.

At March 31, 2020, the Company exceeded all regulatory capital requirements with a tier 1 leverage ratio of 10.68%, common equity tier 1 capital ratio of 11.59%, tier 1 capital ratio of 11.66% and total capital ratio of 14.23%.

At March 31, 2020, the Bank exceeded all regulatory capital requirements with a tier 1 leverage ratio of 12.54%, common equity tier 1 capital ratio of 13.70%, tier 1 capital ratio of 13.70% and total capital ratio of 14.28%. These capital ratios each exceeded the “well capitalized” standards defined by the federal banking regulators of 7.00% for tier 1 leverage ratio, 6.5% for common equity tier 1 capital ratio, 8.50% for tier 1 capital ratio and 10.50% for total capital ratio inclusive of the fully phased-in capital conservation buffer.

	March 31,	December 31,	March 31,
Capital Ratios	2020	2019	2019
Pacific Premier Bancorp, Inc. Consolidated
Tier 1 leverage ratio	10.68%	10.54%	10.69%
Common equity tier 1 capital ratio	11.59	11.35	11.08
Tier 1 capital ratio	11.66	11.42	11.32
Total capital ratio	14.23	13.81	12.58
Tangible common equity ratio (1)	10.06	10.30	10.32

Pacific Premier Bank
Tier 1 leverage ratio	12.54%	12.39%	11.39%
Common equity tier 1 capital ratio	13.70	13.43	12.07
Tier 1 capital ratio	13.70	13.43	12.07
Total capital ratio	14.28	13.83	12.49

Share Data
Book value per share	$33.40	$33.82	$31.97
Tangible book value per share (1)	18.60	18.84	17.56
Dividend per share	0.25	0.22	0.22
Closing stock price (2)	18.84	32.60	26.53
Shares issued and outstanding	59,975,281	59,506,057	62,773,299
Market capitalization (2)(3)	$1,129,934	$1,939,897	$1,665,376
______________________________
(1) A reconciliation of the non-U.S. GAAP measures of tangible common equity and tangible book value per share to the U.S. GAAP measures of common stockholders' equity and book value per share is set forth below.
(2) As of the last trading day prior to period end.
(3) Dollars in thousands.

Dividend and Stock Repurchase Program

On April 24, 2020, the Company's Board of Directors declared a $0.25 per share dividend, payable on May 15, 2020 to stockholders of record as of May 8, 2020. In December 2019, the Company’s Board of Directors approved a new stock repurchase program, which authorized the repurchase up to $100 million of its common stock. As of March 31, 2020, the Company has not repurchased any shares under the newly-approved stock repurchase program and has paused the stock repurchase program indefinitely.

Conference Call and Webcast

The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on April 28, 2020 to discuss its financial results. Analysts and investors may participate in the question-and-answer session. A live webcast will be available on the Webcasts page of the Company's investor relations website. An archived version of the webcast will be available in the same location shortly after the live call has ended. The conference call can be accessed by telephone at (866) 290-5977 and asking to be joined to the Pacific Premier Bancorp conference call. Additionally, a telephone replay will be made available through May 5, 2020 at (877) 344-7529, conference ID 10141228.

Opus Bank Merger Announcement

On February 3, 2020, Pacific Premier announced that it had entered into a definitive agreement to acquire Opus Bank with $8.0 billion of total assets, $5.9 billion of total loans and $6.5 billion in total deposits as of December 31, 2019. Opus Bank has 46 banking offices, including 28 in California, 16 in the Seattle/Puget Sound region in Washington, one in the Phoenix metropolitan area of Arizona and one in Portland, Oregon.

Pacific Premier has received the required regulatory approvals from the Board of Governors of the Federal Reserve System, the California Department of Business Oversight and the Colorado Department of Regulatory Agencies for the consummation of the acquisition. The consummation of the acquisition remains subject to the approval by Opus Bank’s shareholders of the acquisition, the approval by Pacific Premier’s shareholders of the issuance of the shares of Pacific Premier common stock in connection with the acquisition, and the satisfaction of other closing conditions.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest banks headquartered in Southern California with approximately $12.0 billion in assets. Pacific Premier Bank is a business bank primarily focused on serving small and middle market businesses in the counties of Orange, Los Angeles, Riverside, San Bernardino, San Diego, San Luis Obispo and Santa Barbara, California, as well as markets in the states of Arizona, Nevada and Washington. Through its 40 depository branches, Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, and SBA loans, as well as specialty banking products for homeowners' associations and franchise lending nationwide.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company including, without limitation, plans, strategies and goals, and statements about the Company’s expectations regarding revenue and asset growth, financial performance and profitability, loan and deposit growth, yields and returns, loan diversification and credit management, stockholder value creation, tax rates and the impact of the acquisition of Opus Bank and other acquisitions.

Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. The COVID-19 pandemic is adversely affecting us, our customers, counterparties, employees and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity and prospects is uncertain. Continued deterioration in general business and economic conditions, including further increases in unemployment rates, or turbulence in domestic or global financial markets could adversely affect our revenues and the values of our assets and liabilities, reduce the availability of funding, lead to a tightening of credit, and further increase stock price volatility, which could result in impairment to our goodwill in future periods. In addition, changes to statutes, regulations, or regulatory policies or pr actices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways, including the potential adverse impact of loan modifications and payment deferrals implemented consistent with recent regulatory guidance. Other risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; the effect of acquisitions we may make, such as our pending acquisition of Opus Bank, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions, and/or the failure to effectively integrate an acquisition target into our operations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the impact of changes in financial services policies, laws and regulations, including those concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; the effectiveness of our risk management framework and quantitative models; changes in the level of our nonperforming assets and charge-offs; uncertainty regarding the future of LIBOR; the effect of changes in accounting policies and practices or accounting standards, as may be adopted from time-to-time by bank regulatory agencies, the U.S. Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters, including ASU 2016-13 (Topic 326), “Measurement of Credit Losses on Financial Instruments,” commonly referenced as the CECL model, which has changed how we estimate credit losses and may further increase the required level of our allowance for credit losses in future periods; possible credit related impairments of securities held by us; possible impairment charges to goodwill; the impact of current governmental efforts to restructure the U.S. financial regulatory system, including any amendments to the Dodd-Frank Wall Street Reform and Consumer Protection Act; changes in consumer spending, borrowing and savings habits; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our ability to attract deposits and other sources of liquidity; the possibility that we may reduce or discontinue the payments of dividends on common stock; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad; public health crisis and pandemics, including the COVID-19 pandemic, and their effects on the economic and business environments in which we operate, including on our credit quality and business operations, as well as the impact on general economic and financial market conditions; cybersecurity threats and the cost of defending against them, including the costs of compliance with potential legislation to combat cybersecurity at a state, national or global level; unanticipated regulatory or legal proceedings; and our ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2019 Annual Report on Form 10-K of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company undertakes no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Notice to Opus Bank and Pacific Premier Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition of Opus Bank by Pacific Premier, Pacific Premier filed a registration statement on Form S-4 (File No. 333-237188) (the “Registration Statement”) with the SEC. The Registration Statement includes a preliminary joint proxy statement/prospectus of Pacific Premier and Opus Bank. The Registration Statement was declared effective by the SEC on April 7, 2020 and the definitive joint proxy statement/prospectus was mailed to Pacific Premier's and Opus Bank's shareholders of record as of the close of business on April 2, 2020.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR THE FDIC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders are able to obtain the Registration Statement, the joint proxy statement/prospectus, and any other documents Pacific Premier has filed with the SEC, free of charge at the SEC’s website, http://www.sec.gov or by accessing Pacific Premier’s website at www.ppbi.com under the “Investors” link and then under the heading “SEC Filings”. Investors and security holders are able to obtain the documents, and any other documents Opus Bank has filed with the FDIC, free of charge at Opus Bank’s website at www.opusbank.com under the tab “Investor Relations” and then under the heading “Presentations & Filings”. In addition, documents filed with the SEC by Pacific Premier or with the FDIC by Opus Bank will be available free of charge by (1) writing Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations, or (2) writing Opus Bank at 19900 MacArthur Boulevard, 12th Floor, Irvine, CA 92612, Attention: Investor Relations.

The directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction from the shareholders of Pacific Premier. Information about Pacific Premier’s directors and executive officers is included in the proxy statement for its 2020 annual meeting of Pacific Premier shareholders, which was filed with the SEC on April 8, 2020, and Pacific Premier's Form 10-K/A, which was filed on April 3, 2020.

The directors, executive officers and certain other members of management and employees of Opus Bank may also be deemed to be participants in the solicitation of proxies in connection with the proposed transaction from the shareholders of Opus Bank. Information about the directors and executive officers of Opus Bank is included in Opus Bank's Form 10-K/A filed with the FDIC on March 24, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition. Free copies of this document may be obtained as described above.

Before making any voting or investment decision, shareholders of Pacific Premier and Opus Bank are urged to read carefully the entire Registration Statement and joint proxy statement/prospectus, including all amendments thereto, because they contain important information about the proposed transaction, Pacific Premier and Opus Bank. Free copies of these documents may be obtained as described above.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
Chairman, President and Chief Executive Officer
(949) 864-8000

Ronald J. Nicolas, Jr.
Senior Executive Vice President and Chief Financial Officer
(949) 864-8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands)
(Unaudited)
	March 31,	December 31,	September 30,	June 30,	March 31,
	2020	2019	2019	2019	2019
ASSETS
Cash and due from banks	$108,285	$135,847	$166,238	$139,879	$122,947
Interest-bearing deposits with financial institutions	425,747	191,003	261,477	235,505	55,435
Cash and cash equivalents	534,032	326,850	427,715	375,384	178,382
Interest-bearing time deposits with financial institutions	2,708	2,708	2,711	2,956	5,896
Investments held-to-maturity, at amortized cost	34,553	37,838	40,433	42,997	43,894
Investment securities available-for-sale, at fair value	1,337,761	1,368,384	1,256,655	1,258,379	1,171,410
FHLB, FRB and other stock, at cost	92,858	93,061	92,986	92,841	94,751
Loans held for sale, at lower of amortized cost or fair value	111	1,672	7,092	8,529	11,671
Loans held for investment	8,754,869	8,722,311	8,757,476	8,771,938	8,865,855
Allowance for credit losses	(115,422)	(35,698)	(35,000)	(35,026)	(37,856)
Loans held for investment, net	8,639,447	8,686,613	8,722,476	8,736,912	8,827,999
Accrued interest receivable	38,294	39,442	38,603	40,420	40,302
Other real estate owned	441	441	126	35	180
Premises and equipment	61,615	59,001	62,851	54,218	61,523
Deferred income taxes, net	15,249	—	—	2,266	9,275
Bank owned life insurance	113,461	113,376	112,716	112,054	111,400
Intangible assets	79,349	83,312	87,560	91,840	96,120
Goodwill	808,322	808,322	808,322	808,322	808,726
Other assets	218,008	154,992	151,251	156,628	118,966
Total assets	$11,976,209	$11,776,012	$11,811,497	$11,783,781	$11,580,495
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest-bearing checking	$3,943,260	$3,857,660	$3,623,546	$3,480,312	$3,423,893
Interest-bearing:
Checking	577,966	586,019	529,401	548,314	560,274
Money market/savings	3,499,305	3,406,988	3,362,453	3,272,511	3,138,875
Retail certificates of deposit	897,680	973,465	1,019,433	1,065,207	1,007,559
Wholesale/brokered certificates of deposit	174,861	74,377	324,455	495,578	584,574
Total interest-bearing	5,149,812	5,040,849	5,235,742	5,381,610	5,291,282
Total deposits	9,093,072	8,898,509	8,859,288	8,861,922	8,715,175
FHLB advances and other borrowings	521,017	517,026	604,558	571,575	609,591
Subordinated debentures	215,269	215,145	217,825	232,944	110,381
Deferred income taxes, net	—	1,371	301	—	—
Accrued expenses and other liabilities	143,934	131,367	140,527	132,884	138,284
Total liabilities	9,973,292	9,763,418	9,822,499	9,799,325	9,573,431
STOCKHOLDERS’ EQUITY:
Common stock	586	586	584	595	617
Additional paid-in capital	1,596,680	1,594,434	1,590,168	1,618,137	1,676,024
Retained earnings	361,242	396,051	368,051	343,366	325,363
Accumulated other comprehensive (loss) income	44,409	21,523	30,195	22,358	5,060
Total stockholders' equity	2,002,917	2,012,594	1,988,998	1,984,456	2,007,064
Total liabilities and stockholders' equity	$11,976,209	$11,776,012	$11,811,497	$11,783,781	$11,580,495

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)
(Unaudited)
	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
INTEREST INCOME
Loans	$113,265	$119,353	$121,476
Investment securities and other interest-earning assets	10,524	10,493	9,767
Total interest income	123,789	129,846	131,243
INTEREST EXPENSE
Deposits	10,487	13,144	13,284
FHLB advances and other borrowings	1,081	730	4,802
Subordinated debentures	3,046	3,053	1,751
Total interest expense	14,614	16,927	19,837
Net interest income before provision for credit losses	109,175	112,919	111,406
Provision for credit losses	25,454	2,297	1,526
Net interest income after provision for credit losses	83,721	110,622	109,880
NONINTEREST INCOME
Loan servicing fees	480	487	398
Service charges on deposit accounts	1,715	1,558	1,330
Other service fee income	311	359	356
Debit card interchange fee income	348	367	1,071
Earnings on BOLI	1,336	864	910
Net gain from sales of loans	771	1,698	1,729
Net gain from sales of investment securities	7,760	3,671	427
Other income	1,754	797	1,460
Total noninterest income	14,475	9,801	7,681
NONINTEREST EXPENSE
Compensation and benefits	34,376	36,409	33,388
Premises and occupancy	8,168	8,113	7,535
Data processing	3,253	3,241	2,930
Other real estate owned operations, net	14	31	3
FDIC insurance premiums	367	(766)	800
Legal, audit and professional expense	3,126	3,268	2,998
Marketing expense	1,412	1,713	1,497
Office, telecommunications and postage expense	1,103	1,105	1,210
Loan expense	822	1,064	873
Deposit expense	4,988	4,537	3,583
Merger-related expense	1,724	—	655
CDI amortization	3,965	4,247	4,436
Other expense	3,313	3,254	3,669
Total noninterest expense	66,631	66,216	63,577
Net income before income taxes	31,565	54,207	53,984
Income tax	5,825	13,109	15,266
Net income	$25,740	$41,098	$38,718
EARNINGS PER SHARE
Basic	$0.43	$0.69	$0.62
Diluted	$0.43	$0.69	$0.62
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	59,007,191	58,816,352	61,987,605
Diluted	59,189,717	59,182,054	62,285,783

SELECTED FINANCIAL DATA

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended
	March 31, 2020			December 31, 2019			March 31, 2019
	Average Balance	Interest Income/Expense	Average Yield/Cost	Average Balance	Interest Income/Expense	Average Yield/Cost	Average Balance	Interest Income/Expense	Average Yield/Cost
Assets	(Dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$215,746	$216	0.40%	$201,161	$283	0.56%	$173,613	$378	0.88%
Investment securities	1,502,572	10,308	2.74	1,445,158	10,210	2.83	1,298,476	9,389	2.89
Loans receivable, net (1)(2)	8,645,252	113,265	5.27	8,700,690	119,353	5.44	8,867,159	121,476	5.56
Total interest-earning assets	10,363,570	123,789	4.80	10,347,009	129,846	4.98	10,339,248	131,243	5.15
Noninterest-earning assets	1,227,766			1,230,083			1,224,281
Total assets	$11,591,336			$11,577,092			$11,563,529
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$576,203	$609	0.43%	$563,357	$643	0.45%	$536,117	$474	0.36%
Money market	3,161,867	6,071	0.77	3,184,267	6,704	0.84	2,912,819	6,534	0.91
Savings	238,848	97	0.16	236,970	101	0.17	249,621	86	0.14
Retail certificates of deposit	936,489	3,464	1.49	998,594	4,272	1.70	1,001,344	4,058	1.64
Wholesale/brokered certificates of deposit	43,432	246	2.28	233,470	1,424	2.42	373,822	2,132	2.31
Total interest-bearing deposits	4,956,839	10,487	0.85	5,216,658	13,144	1.00	5,073,723	13,284	1.06
FHLB advances and other borrowings	337,551	1,081	1.29	153,333	730	1.89	770,331	4,802	2.53
Subordinated debentures	215,190	3,046	5.66	215,250	3,053	5.67	110,340	1,751	6.35
Total borrowings	552,741	4,127	3.00	368,583	3,783	4.07	880,671	6,553	3.02
Total interest-bearing liabilities	5,509,580	14,614	1.07	5,585,241	16,927	1.20	5,954,394	19,837	1.35
Noninterest-bearing deposits	3,898,399			3,814,809			3,480,791
Other liabilities	146,231			172,227			136,483
Total liabilities	9,554,210			9,572,277			9,571,668
Stockholders' equity	2,037,126			2,004,815			1,991,861
Total liabilities and equity	$11,591,336			$11,577,092			$11,563,529
Net interest income		$109,175			$112,919			$111,406
Net interest margin (3)			4.24%			4.33%			4.37%
Cost of deposits			0.48			0.58			0.63
Cost of funds (4)			0.62			0.71			0.85
Ratio of interest-earning assets to interest-bearing liabilities			188.10			185.26			173.64
______________________________
(1) Average balance includes loans held for sale and nonperforming loans and is net of deferred loan origination fees/costs and discounts/premiums.
(2) Interest income includes net discount accretion of $4.1 million, $5.8 million and $3.8 million, respectively.
(3) Represents annualized net interest income divided by average interest-earning assets.
(4) Represents annualized total interest expense divided by the sum of average total interest-bearing liabilities and noninterest-bearing deposits.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
LOAN PORTFOLIO COMPOSITION

	March 31,	December 31,	September 30,	June 30,	March 31,
	2020	2019	2019	2019	2019
	(Dollars in thousands)
Investor loans secured by real estate
CRE non-owner-occupied	$2,040,198	$2,070,141	$2,052,118	$2,118,829	$2,121,999
Multifamily	1,625,682	1,575,726	1,610,643	1,519,110	1,511,329
Construction and land	377,525	438,786	507,114	543,683	582,428
SBA secured by real estate (1)	61,665	68,431	68,689	65,773	70,416
Total investor loans secured by real estate	4,105,070	4,153,084	4,238,564	4,247,395	4,286,172
Business loans secured by real estate (2)
CRE owner-occupied	1,887,632	1,846,554	1,847,443	1,835,411	1,813,914
Franchise real estate secured	371,428	353,240	344,954	323,445	317,477
SBA secured by real estate (3)	83,640	88,381	91,101	93,257	97,508
Total business loans secured by real estate	2,342,700	2,288,175	2,283,498	2,252,113	2,228,899
Commercial loans (4)
Commercial and industrial	1,458,969	1,393,270	1,353,793	1,426,274	1,470,410
Franchise non-real estate secured	547,793	564,357	549,711	537,490	496,220
SBA non-real estate secured	16,265	17,426	17,891	19,282	18,987
Total commercial loans	2,023,027	1,975,053	1,921,395	1,983,046	1,985,617
Retail loans
Single family residential (5)	237,180	255,024	273,416	248,611	279,761
Consumer	46,892	50,975	40,603	40,773	85,406
Total retail loans	284,072	305,999	314,019	289,384	365,167
Gross loans held for investment (6)	8,754,869	8,722,311	8,757,476	8,771,938	8,865,855
Allowance for credit losses for loans held for investment (7)	(115,422)	(35,698)	(35,000)	(35,026)	(37,856)
Loans held for investment, net	$8,639,447	$8,686,613	$8,722,476	$8,736,912	$8,827,999

Loans held for sale, at lower of cost or fair value	$111	$1,672	$7,092	$8,529	$11,671
______________________________
(1) SBA loans that are collateralized by hotel/motel real property.
(2) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(3) SBA loans that are collateralized by real property other than hotel/motel real property.
(4) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(5) Single family residential includes home equity lines of credit, as well as second trust deeds.
(6) Includes unaccreted fair value net purchase discounts of $35.9 million, $40.7 million and $57.2 million as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.
(7) The allowance for credit losses as of December 31, 2019 and prior were accounted for under ASC 450 and ASC 310, which is reflective of probable incurred losses as of the balance sheet date. The allowance for credit losses at March 31, 2020 is accounted for under ASC 326, which is reflective of estimated expected lifetime credit losses.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
ASSET QUALITY INFORMATION

	March 31,	December 31,	September 30,	June 30,	March 31,
	2020	2019	2019	2019	2019
Asset Quality	(Dollars in thousands)
Nonperforming loans	$20,610	$8,527	$8,109	$7,659	$12,843
Other real estate owned	441	441	126	35	180
Other assets owned	—	—	—	—	13
Nonperforming assets	$21,051	$8,968	$8,235	$7,694	$13,036

Allowance for credit losses	$115,422	$35,698	$35,000	$35,026	$37,856
Allowance for credit losses as a percent of total nonperforming loans	560%	419%	432%	457%	295%
Nonperforming loans as a percent of loans held for investment	0.24	0.10	0.09	0.09	0.14
Nonperforming assets as a percent of total assets	0.18	0.08	0.07	0.07	0.11
Net loan charge-offs for the quarter ended	$1,344	$2,318	$1,391	$3,572	$228
Net loan charge-offs for the quarter to average total loans(1)	0.02%	0.03%	0.02%	0.04%	—%
Allowance for credit losses to loans held for investment (2)	1.32	0.41	0.40	0.40	0.43
Delinquent Loans
30 - 59 days	$8,285	$2,104	$1,715	$3,407	$2,275
60 - 89 days	1,502	10,559	3,212	801	1,981
90+ days	19,084	6,439	6,297	9,284	11,471
Total delinquency	$28,871	$19,102	$11,224	$13,492	$15,727
Delinquency as a percent of loans held for investment	0.33%	0.22%	0.13%	0.15%	0.18%
______________________________
(1) The ratio is less than 0.01% as of March 31, 2019.
(2) At March 31, 2020, 34% of loans held for investment include a fair value net discount of $35.9 million or 0.41% of loans held for investment. At December 31, 2019, 37% of loans held for investment include a fair value net discount of $40.7 million, or 0.47% of loans held for investment. At March 31, 2019, 47% of loans held for investment include a fair value net discount of $57.2 million or 0.65% of loans held for investment.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
NONACCRUAL LOANS (1)

	Collateral Dependent Loans	ACL	Non-Collateral Dependent Loans	ACL	Total Nonaccrual Loans	Nonaccrual Loans With No ACL
	(Dollars in thousands)
March 31, 2020
Investor loans secured by real estate
CRE non-owner-occupied	$318	$—	$559	$—	$877	$877
Multifamily	—	—	—	—	—	—
Construction and land	1,802	—	—	—	1,802	1,802
SBA secured by real estate (2)	392	—	—	—	392	392
Total investor loans secured by real estate	2,512	—	559	—	3,071	3,071
Business loans secured by real estate (3)
CRE owner-occupied	—	—	322	27	322	—
Franchise real estate secured	—	—	—	—	—	—
SBA secured by real estate (4)	1,033	—	79	13	1,112	1,033
Total business loans secured by real estate	1,033	—	401	40	1,434	1,033
Commercial loans (5)
Commercial and industrial	1,063	—	4,613	215	5,676	1,063
Franchise non-real estate secured	—	—	9,142	1,475	9,142	—
SBA not secured by real estate	878	—	51	6	929	877
Total commercial loans	1,941	—	13,806	1,696	15,747	1,940
Retail Loans
Single family residential (6)	—	—	358	3	358	—
Consumer loans	—	—	—	—	—	—
Total retail loans	—	—	358	3	358	—
Totals nonaccrual loans	$5,486	$—	$15,124	$1,739	$20,610	$6,044
______________________________
(1) The ACL for nonaccrual loans is determined based on a discounted cash flow methodology unless the loan is considered collateral dependent. The ACL for collateral dependent loans is determined based on the estimated fair value of the underlying collateral.
(2) SBA loans that are collateralized by hotel/motel real property.
(3) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(4) SBA loans that are collateralized by real property other than hotel/motel real property.
(5) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(6) Single family residential includes home equity lines of credit, as well as second trust deeds.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
PAST DUE STATUS

		Days Past Due
	Current	30-59	60-89	90+	Total
	(Dollars in thousands)
March 31, 2020
Investor loans secured by real estate
CRE non-owner-occupied	$2,037,130	$2,191	$—	$877	$2,040,198
Multifamily	1,625,682	—	—	—	1,625,682
Construction and land	375,723	—	—	1,802	377,525
SBA secured by real estate (1)	58,978	1,147	1,148	392	61,665
Total investor loans secured by real estate	4,097,513	3,338	1,148	3,071	4,105,070
Business loans secured by real estate (2)
CRE owner-occupied	1,883,996	3,636	—	—	1,887,632
Franchise real estate secured	371,428	—	—	—	371,428
SBA secured by real estate (3)	82,608	—	—	1,032	83,640
Total business loans secured by real estate	2,338,032	3,636	—	1,032	2,342,700
Commercial loans (4)
Commercial and industrial	1,452,405	1,249	354	4,961	1,458,969
Franchise non-real estate secured	538,651	—	—	9,142	547,793
SBA not secured by real estate	15,325	62	—	878	16,265
Total commercial loans	2,006,381	1,311	354	14,981	2,023,027
Retail loans
Single family residential (5)	237,180	—	—	—	237,180
Consumer loans	46,892	—	—	—	46,892
Total retail loans	284,072	—	—	—	284,072
Total loans	$8,725,998	$8,285	$1,502	$19,084	$8,754,869
______________________________
(1) SBA loans that are collateralized by hotel/motel real property.
(2) Loans to businesses that are collateralized by real estate where the operating cash flow of the business is the primary source of repayment.
(3) SBA loans that are collateralized by real property other than hotel/motel real property.
(4) Loans to businesses where the operating cash flow of the business is the primary source of repayment.
(5) Single family residential includes home equity lines of credit, as well as second trust deeds.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
GAAP RECONCILIATIONS
(Dollars in thousands, except per share data)

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

For periods presented below, return on average tangible common equity is a non-GAAP financial measure derived from GAAP based amounts. We calculate this figure by excluding CDI amortization expense from net income and excluding the average CDI and average goodwill from the average stockholders' equity during the periods indicated. Management believes that the exclusion of such items from this financial measure provides useful information to gain an understanding of the operating results of our core business.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net income	$25,740	$41,098	$38,718
Plus: CDI amortization expense	3,965	4,247	4,436
Less: CDI amortization expense tax adjustment	1,137	1,218	1,288
Net income for average tangible common equity	$28,568	$44,127	$41,866

Average stockholders' equity	$2,037,126	$2,004,815	$1,991,861
Less: average CDI	81,744	85,901	98,984
Less: average goodwill	808,322	808,322	808,726
Average tangible common equity	$1,147,060	$1,110,592	$1,084,151

Return on average equity	5.05%	8.20%	7.78%
Return on average tangible common equity	9.96%	15.89%	15.45%

Tangible book value per share and tangible common equity to tangible assets (the “tangible common equity ratio”) are non-GAAP financial measures derived from GAAP-based amounts. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per share, which we calculate by dividing common stockholders' equity by shares outstanding. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios.

	March 31,	December 31,	September 30,	June 30,	March 31,
	2020	2019	2019	2019	2019
Total stockholders' equity	$2,002,917	$2,012,594	$1,988,998	$1,984,456	$2,007,064
Less: intangible assets	887,671	891,634	895,882	900,162	904,846
Tangible common equity	$1,115,246	$1,120,960	$1,093,116	$1,084,294	$1,102,218

Book value per share	$33.40	$33.82	$33.50	$32.80	$31.97
Less: intangible book value per share	14.80	14.98	15.09	14.88	14.41
Tangible book value per share	$18.60	$18.84	$18.41	$17.92	$17.56

Total assets	$11,976,209	$11,776,012	$11,811,497	$11,783,781	$11,580,495
Less: intangible assets	887,671	891,634	895,882	900,162	904,846
Tangible assets	$11,088,538	$10,884,378	$10,915,615	$10,883,619	$10,675,649

Tangible common equity ratio	10.06%	10.30%	10.01%	9.96%	10.32%

Core net interest income and core net interest margin are non-GAAP financial measures derived from GAAP-based amounts. We calculate core net interest income by excluding scheduled accretion income, accelerated accretion income, premium amortization on CD and nonrecurring nonaccrual interest paid from net interest income. The core net interest margin is calculated as the ratio of core net interest income to average interest-earning assets. Management believes that the exclusion of such items from this financial measure provides useful information to gain an understanding of the operating results of our core business.

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2019	2019
Net interest income	$109,175	$112,919	$111,406
Less: scheduled accretion income	1,793	2,030	2,573
Less: accelerated accretion income	2,312	3,798	1,232
Less: premium amortization on CD	63	72	201
Less: nonrecurring nonaccrual interest paid	—	168	161
Core net interest income	$105,007	$106,851	$107,239

Average interest-earning assets	$10,363,570	$10,347,009	$10,339,248

Net interest margin	4.24%	4.33%	4.37%
Core net interest margin	4.08%	4.10%	4.21%